UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Brinker International, Inc.

(Name of Subject Company (issuer))

Brinker International, Inc. (Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

10964110

(CUSIP Number of Class of Securities)

Roger F. Thomson

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Brinker International, Inc.

6820 LBJ Freeway

Dallas, Texas 75240

(972) 980-9917

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Robert S. Risoleo
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, NW
Washington, DC 20006
(202) 956-7500

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**

$ 450,000,000	$ 48,150.00

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 11,688,311 shares of Common Stock at the maximum tender offer price of $38.50 per share.
**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by Brinker International, Inc.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A
	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Brinker International, Inc., a Delaware corporation (the “Company”), to purchase up to 11,688,311 shares of its Common Stock, par value $0.10 per share (the “Common Stock”), at a price not greater than $38.50 nor less than $35.25 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest.  The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 29, 2006 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal”), attached hereto as Exhibit (a)(1)(B), which, together with any amendments or supplements to either, collectively constitute the “Offer.”  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to all of the items in this Schedule TO, as more particularly described below.

Item 1.                                        Summary term sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.                                        Subject company information.

(a) The name of the issuer is Brinker International, Inc., a Delaware corporation, and the address and telephone number of its principal executive offices are 6820 LBJ Freeway, Dallas, Texas 75240, (972) 980-9917.

(b) As of August 17, 2006, there were 82,716,539 shares of Common Stock outstanding.

(c) The information set forth in the Offer to Purchase under “Price Range of the Shares” is incorporated herein by reference.

Item 3.                                        Identity and background of filing person.

The Company is also the filing person.  The Company’s address and telephone number are set forth in Item 2(a) above.  The information set forth in the Offer to Purchase under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4.                                        Terms of the transaction.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Number of Shares; Price; Priority of Purchase,” “Purpose of the Tender Offer; Certain Effects of the Tender Offer,” “Procedures for Tendering Shares,” “Withdrawal Rights,” “Purchase of Shares and Payment of Purchase Price,” “Conditional Tender of Shares,” “Conditions of the Tender Offer,” “Source and Amount of Funds,” “Information about Brinker International, Inc.,”  “Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act,” “Legal Matters; Regulatory Approvals,” “United States Federal Income Tax Consequences,” “Extension of the Tender Offer; Termination; Amendment” and “Fees and Expenses” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” and “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.                                        Past contracts, transactions, negotiations and agreements.

The information set forth in the Offer to Purchase under “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.                                        Purposes of the transaction and plans or proposals.

The information set forth in the Offer to Purchase under “Purpose of the Tender Offer; Certain Effects of the Tender Offer” and “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.                                        Source and amount of funds and other consideration.

The information set forth in the Offer to Purchase under “Source and Amount of Funds” and “Conditions of the Tender Offer” is incorporated herein by reference.

Item 8.                                        Interest in securities of the subject company.

The information set forth in the Offer to Purchase under “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.                                        Persons/assets retained, employed, compensated or used.

The information set forth in the Offer to Purchase under “Fees and Expenses” is incorporated herein by reference.

Item 10.                                 Financial statements.

Not applicable.

Item 11.                                 Additional information.

The information set forth in the Offer to Purchase under “Information About Brinker International, Inc.,” “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act,” “Legal Matters; Regulatory Approvals” and “Fees and Expenses” is incorporated herein by reference.

Item 12.                                 Exhibits.

(a)(1)(A)*	Offer to Purchase, dated August 29, 2006
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2006
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 29, 2006
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Press Release, dated August 28, 2006 (previously filed as an exhibit to the Form 8-K filed on August 29, 2006, and incorporated herein by reference)
(a)(1)(H)*	Summary Advertisement
(a)(1)(I)*	Letter to Participants in the Brinker International 401(k) Savings Plan
(a)(2)	Not applicable
(a)(3)	Not applicable

(a)(4)	Not applicable
(a)(5)	Not applicable
(b)

$400,000,000 Bridge Loan Agreement, dated as of August 28, 2006, by and among Brinker International, Inc., as borrower, Brinker Restaurant Corporation, as guarantor, Citibank, N.A., as administrative agent, and Citigroup Global Markets Inc. and J.P. Morgan Securities, Inc., as joint lead arrangers and bookrunners (previously filed as an exhibit to the Form 8-K filed on August 29, 2006, and incorporated herein by reference)

(d)(1)

The Company’s 1991 Stock Option Plan for Non-Employee Directors and Consultants (previously filed as an exhibit to the annual report on Form 10-K for the year ended June 25, 1997 and incorporated herein by reference)

(d)(2)	The Company’s 1992 Incentive Stock Option Plan (previously filed as an exhibit to the annual report on Form 10-K for the year ended June 25, 1997, and incorporated herein by reference)
(d)(3)	The Company’s Stock Option and Incentive Plan (previously filed as an exhibit to the quarterly report on Form 10-Q for the quarter ended December 28, 2005, and incorporated herein by reference)
(d)(4)

The Company’s 1999 Stock Option and Incentive Plan for Non-Employee Directors and Consultants (previously filed as an exhibit to the quarterly report on Form 10-Q for the quarter ended December 28, 2005, and incorporated herein by reference)

(d)(5)	The Company’s Performance Share Plan Description (previously filed as an exhibit to the quarterly report on Form 10-Q for the quarter ended March 29, 2006, and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable

* Filed herewith.

Item 13.                                 Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BRINKER INTERNATIONAL, INC.

	By:	/s/ Roger F. Thomson
	Name:	Roger F. Thomson
	Title:	Executive Vice President, Chief Administative Officer, General Counsel and Secretary

Date: August 29, 2006